BHP BILLITON RECENT FINANCIAL PERFORMANCE[a]

Profitability

Attributable profit[b]

FY2008 attributable profit of **US$15.4bn**, up from **US$1.9bn** in FY2002…



Underlying EBIT margin[c]

…delivered from a diversified portfolio of **high quality, high margin** businesses



Financial returns for shareholders

Earnings per share[c]

EPS compound annual growth rate ("CAGR") of **44%** since establishment of the DLC…



Dividends per share[d]

…and **32%** CAGR in ordinary DPS, including 13 consecutive dividend increases



Delivery of production growth

Historical production growth[f]

Historical production growth of **8%** CAGR demonstrates our track record of delivering…



Estimated future production growth[g]

…future production growth of **7%** CAGR expected between CY2007 and CY2012



Source: *Annual reports, BHP Billiton analysis.*

Note that American Depository Shares (ADSs) each represent two fully paid ordinary shares. Per share numbers shown above should be adjusted accordingly for per ADS comparisons.

Note FY2002 data excludes the results of BHP Billiton's steel business which was demerged in July 2002.

(a) All financial figures from FY2002 to FY2005 are calculated under UKGAAP, FY2005 is calculated using IFRS under equity method for jointly controlled entities and FY2006-FY2008 IFRS with proportional consolidation.

(b) Attributable Profit excluding exceptional items.

(c) Underlying EBIT Margin is calculated excluding third party product activities.

(d) Basic earnings per share, excluding exceptional items.

(e) Two interim dividends were paid in FY2004.

(f) Production from continuing operations converted to copper equivalent units using CY2007 average realised prices.

(g) Growth in production volumes on a copper equivalent units basis between CY2007 and CY2012 calculated using BHP Billiton estimates for BHP Billiton production. Production volumes exclude BHP Billiton's Specialty Products operation and all bauxite production. All energy coal businesses are included. Alumina volumes reflect only tonnes available for external sale. Conversion of production forecasts to copper equivalent units completed using long term consensus price forecasts, plus BHP Billiton assumptions for diamonds, domestic coal and manganese. Prices as at July 2008.

OVERVIEW OF RECENT
BHP BILLITON INVESTOR PRESENTATIONS



PETROLEUM CSG BRIEFING

High quality upstream business positioned to deliver growth and value in an energy short world

- Flexibility of a medium sized oil and gas business with the financial strength of a supermajor
- Leverage to strong oil prices
- 10% p.a. average production growth expected between FY2007 and FY2011



STEELMAKING MATERIALS CSG BRIEFING

Top 3 industry position in all 3 steelmaking inputs (iron ore, metallurgical coal and manganese)

- Strong demand environment for all 3 inputs driven by the industrialisation and urbanisation of China, India and other emerging economies
- Large, low cost, Australian-based operations provide proximity advantages to key growth markets
- Expansions of existing assets is expected to provide significant future production growth



BHP BILLITON'S FUTURE GROWTH

Growth pipeline focused on high margin commodities and on expansions of existing assets in stable geographies, which significantly reduces risk

- 28 growth projects in execution or feasibility with a capital commitment of ~US$25bn
- A further ~US$90bn of medium/long-term growth options being assessed
- Expected future production growth of 6.9% CAGR between CY2007 and CY2012[c]

BHP Billiton net production forecast[a]
(mmboe/yr)



Commodity price movement[b]
(% change, 2003 - 2008)



Estimated production growth[c]
(Copper equivalent tonnes, '000s)





FY2008 PRELIMINARY RESULTS

Seventh consecutive year of record earnings, driven by excellent operating performance, cost control and delivery of high margin growth projects into strong market conditions

- Annual production records achieved in seven commodities
- Attributable profit up 12.4% to US$15.4bn and EPS up 17.5%[d]
- Significant upwards rebasing of the final dividend. Annual dividend of US70 cents per share, a 49% increase over last year

Ordinary dividends per share
(US cents per share)



Source: Annual reports, BHP Billiton analysis.

(a) Note production forecast shown as per graph on pp79 of the Petroleum CSG Breifing on 7-May-2008. Since this date BHP Billiton released the Production Report for the year ended 30-Jun-2008. Production volumes for the Petroleum CSG were 129.5mmboe for the year ended 30-Jun-2008.

(b) Historical nominal prices based on Japanese financial year benchmarks beginning April of relevant year. Metallurgical coal based on Peak Downs Hay Point FOB, JFY2008 forecast prices calculated based on 206-240% increase above JFY2007 benchmark – per BHP Billiton announcement 9-Apr-2008. Manganese based on GEMCO lump ore contract FOB, JFY2008 prices based on recent manganese spot price settlement reported in the Tex Report on 12-Feb-2008. Iron ore based on benchmark FOB prices, JFY2008 forecast prices calculated based on 79.9% increase above JFY2007 benchmark – per BHP Billiton settlement for Newman and Yandi fines on 4-Jul-2008.

(c) Growth in production volumes on a copper equivalent units basis between CY2007 and CY2012 calculated using BHP Billiton estimates for BHP Billiton production. Production volumes exclude BHP Billiton's Specialty Products operation and all bauxite production. All energy coal businesses are included. Alumina volumes reflect only tonnes available for external sale. Conversion of production forecasts to copper equivalent units completed using long term consensus price forecasts, plus BHP Billiton assumptions for diamonds, domestic coal and manganese. Prices as at July 2008.

(d) Excludes exceptional items. Including exceptional items, basic earnings per share was up 20.0%.

DISCLAIMER

The directors of BHP Billiton Limited and BHP Billiton Plc ("BHP Billiton") accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the document or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith. Information about Rio Tinto plc and Rio Tinto Limited ("Rio Tinto") is based on public information which has not been independently verified.

This document is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities, nor shall it or any part of it be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom. The distribution of this document in certain jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and such other documents or materials are made available to the recipients thereof solely on the basis that they are persons falling within the ambit of Section 273(1)(b) of the Securities and Futures Act (Chapter 289) of Singapore and may not be relied upon by any person other than shareholders of BHP Billiton in connection with the offer of BHP Billiton Shares as consideration for the acquisition of Rio Tinto Shares by BHP Billiton Limited for any purpose. The offer of BHP Billiton Shares will not be made with a view to any or all BHP Billiton Shares being subsequently offered for sale in Singapore within six months after the allotment of such BHP Billiton Shares. Recipients of this document, and any other document or material in connection thereto, in Singapore shall not reissue, circulate or distribute this document or any part thereof in any manner whatsoever to any person in Singapore.

Certain statements in this document are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends," "expects," "anticipates," "targets," plans," "estimates" and words of similar import.) These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto's willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton's and Rio Tinto's filings with the U.S. Securities and Exchange Commission ("SEC") (including in Annual Reports on Form 20-F) which are available at the SEC's website (http://www.sec.gov). Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this document.

No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this document should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

References in this document to "$" are to United States dollars unless otherwise specified.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the "Registration Statement"), which will contain a prospectus (the "Prospectus"), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

MORE INFORMATION

Internet

More information on BHP Billiton or BHP Billiton's offer for Rio Tinto can be found at either of the following web pages:

BHP Billiton: www.bhpbilliton.com

BHP Billiton's offer for Rio Tinto: www.bhpbilliton.com/RioTintoOffer

Or Email: investor.relations@bhpbilliton.com

BHP Billiton Shareholder Information Helpline

Alternatively if you have any additional questions you can contact the Shareholder Information Helpline on the following numbers:

Australia toll free: 1300 766 363

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(for callers outside Australia & New Zealand dial +61 3 9415 4365)

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*Note the European Union Free Call number is applicable for callers from the following countries - UK, Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Spain, Sweden and Switzerland.

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(for callers outside South Africa dial +27 11 3730004)

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(for BHP Billiton ADR holders calling outside of the United States dial +1 212 440 9800)

Shareholder Services – Computershare

For information about your shareholding contact:

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Phone: (+61 3) 9415 4020 (outside Australia)

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